Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Fax)

www.drinkerbiddle.com

July 3, 2019

VIA EDGAR

Anu Dubey

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4720

Re:	FS Multi-Alternative Income Fund

File Nos. 333-224312 and 811-23338

Dear Ms. Dubey:

On behalf of FS Multi-Alternative Income Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“Commission”) telephonically regarding Pre-Effective Amendment No. 5 to the Fund’s registration statement on Form N-2 (File No. 811-23338) (the “Registration Statement”) and the prospectus (“Prospectus”) and statement of additional information (“Statement of Additional Information”) included therein. For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Fund’s response. All page references are to page numbers in the Registration Statement. All capitalized terms used but not defined herein have the meaning given to them in the Registration Statement.

Also described below are the changes that the Fund will make in response to the Staff’s comments in Pre-Effective Amendment No. 6 to the Registration Statement (the “Revised Registration Statement”).

PROSPECTUS

1)	Footnote 7 to the fee table, which describes the fee waiver Letter Agreements, should be removed and the fee table should be updated accordingly since the waiver only extends to July 31, 2019.

The requested changes will be made in the Revised Registration Statement to the extent that the waiver is not extended.

2)	Please ensure that the font size of the second fee table, which is included in footnote 1 to the primary fee table, is a smaller font size so that it is less prominent than the primary fee table.

The requested change will be made in the Revised Registration Statement.

3)	Page 58 notes that the Fund has a wholly-owned subsidiary, FS Multi-Alternative Credit LLC (the “Alternative Credit Subsidiary”). The Staff does not believe that the Alternative Credit Subsidiary qualifies as a financing subsidiary under Rule 3a-5 under the Investment Company Act of 1940, as amended (the “1940 Act”). Please explain why the Alternative Credit Subsidiary qualifies as a financing subsidiary or provide responses to the comments that the Staff provided on Pre-Effective Amendment No. 4 related to the Alternative Credit Subsidiary.

Responses to the Staff’s comments on Pre-Effective Amendment No. 4 related to the Alternative Credit Subsidiary are included below. The Fund notes that it has also formed a second wholly-owned subsidiary, FS Multi Private Credit LLC (the “Private Credit Subsidiary” and together with the Alternative Credit Subsidiary, the “Subsidiaries”). The Subsidiaries are wholly-owned domestic financing subsidiaries of the Fund. The Alternative Credit Subsidiary has entered into a committed credit facility with BNP Paribas Prime Brokerage International, Ltd., and the Private Credit Subsidiary has entered into a revolving credit facility with Société Générale. The primary purpose of the Subsidiaries is to enter into such arrangements to finance the business operations of the Fund.

Ms. Dubey

July 3, 2019

a)	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiaries.

The Fund will add the following disclosure to the Revised Registration Statement: “The Fund complies with Section 8 and Section 18 of the 1940 Act, governing investment policies and capital structure and leverage, respectively, on an aggregate basis with the Subsidiaries. The Subsidiaries also comply with Section 17 of the 1940 Act relating to affiliated transactions and custody.”

b)	Disclose that the adviser to the Subsidiaries comply with the 1940 Act provision for advisory contracts (Section 15) as an adviser to the Fund under Section 2(a)(20) of the 1940 Act.

The Subsidiaries are not “managed” in a normal sense, as their primary purpose is to enter into arrangements as described above to finance the business operations of the Fund. However, the Adviser oversees the Subsidiaries under the advisory agreement between the Fund and the Adviser, which is reviewed subject to Section 15(c) of the 1940 Act.

c)	Disclose that the Subsidiaries comply with affiliated transactions and custody provisions of the 1940 Act (Section 17), and identify the custodian of the Subsidiaries.

Disclosure will be added to the Revised Registration Statement noting that the Subsidiaries comply with affiliated transactions and custody provisions of the 1940 Act (Section 17). See response to comment 3(a) above. The custodian of the Fund and the Subsidiaries is State Street Bank and Trust Company, which will be disclosed in the Revised Registration Statement.

d)	Disclose any of the Subsidiaries’ principal investment strategies or risks that constitute principal strategies or risks of the Fund.

The Fund’s intention to utilize leverage to pursue its investment objective is clearly disclosed in the Registration Statement, and any risks associated with the use of leverage are also appropriately disclosed in the Registration Statement. Thus, the Fund confirms that the strategies and risks of the Subsidiaries that constitute principal strategies or risks of the Fund are appropriately disclosed.

e)	Confirm in correspondence that the financial statements of the Subsidiaries are consolidated with the financial statements of the Fund.

The Fund confirms that the financial statements of the Subsidiaries are consolidated with the financial statements of the Fund.

f)	Confirm that any Subsidiary management fee is included in the “Management Fee” line item of the fee table and any of the Subsidiaries’ other expenses are included in the “Other Expenses” line item of the fee table.

The Fund confirms that there is no separate Subsidiary management fee to be included in the “Management Fee” line item of the fee table. Any of the Subsidiaries’ other expenses are included in the “Other Expenses” line item of the fee table.

Ms. Dubey

July 3, 2019

g)	Please confirm supplementally whether the Subsidiaries are U.S. or foreign Subsidiaries. The Staff notes that it may have additional comments if they are foreign Subsidiaries.

The Fund confirms that the Subsidiaries are U.S. subsidiaries.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-988-2700.

Sincerely,

/s/ Joshua B. Deringer

Joshua B. Deringer

cc:	Stephen S. Sypherd

FS Multi-Alternative Income Fund